EXHIBIT I
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Descartes

         DESCARTES ANNOUNCES FISCAL 2006 FIRST QUARTER FINANCIAL RESULTS

         COMPANY REPORTS RECORD GAAP NET INCOME AND EARNINGS PER SHARE; REVENUES, GROSS MARGIN AND CASH INCREASE FROM PREVIOUS QUARTER

WATERLOO, ONTARIO, MAY 25, 2005 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a leading provider of on-demand technology and services that help distribution- and logistics-sensitive organizations deliver, today announced its financial results for the first quarter fiscal year 2006 (Q1FY06) ended April 30, 2005. All financial results referenced are unaudited, determined in accordance with United States Generally Accepted Accounting Principles (GAAP) and are in United States currency.

As described in more detail below, key financial highlights for Descartes in Q1FY06 include:

     o Record net income of $0.5 million, improved from a loss of $1.0 million in the previous quarter (Q4FY05) and significantly improved from a loss of $28.9 million in the same quarter a year-ago (Q1FY05);
     o Record earnings per share of $0.01, improved from a loss per share of $(0.02) in Q4FY05 and $(0.71) in Q1FY05;
     o Revenues of $11.3 million, up from $11.0 million in Q4FY05 and compared to $13.3 million in Q1FY05;
     o    Gross margin of 57%, improved from 55% in Q4FY05;
     o Positive EBITDA of $1.5 million. EBITDA is a non-GAAP financial measure described in more detail below;
     o Further reduction in days-sales-outstanding (DSOs) to 52 days, down from 58 days in Q4FY05 and down from 87 days in Q1FY05; and
     o A $4.3 million increase in cash, cash equivalents and marketable securities since the end of Q4FY05.

Q1FY06 FINANCIAL RESULTS
Total revenues for Q1FY06 were $11.3 million, up from $11.0 million in Q4FY05 and compared to $13.3 million in Q1FY05. Total expenses for Q1FY06 were $10.8 million, down $1.2 million from Q4FY05, and down $31.4 million from Q1FY05. This reduction in expenses is principally a consequence of Descartes' restructuring initiative started in May 2004. Gross margin in Q1FY06 was 57%, increased from 55% in Q4FY05 and compared to 59% in Q1FY05.

Descartes reported positive EBITDA in Q1FY06 of $1.5 million, improved from $1.2 million in Q4FY05 and an EBITDA loss of $(8.9) million in Q1FY05. EBITDA in each of Q4FY05 and Q1FY06 included a $0.2 million restructuring recovery and EBITDA in Q1FY05 excluded an $18.0 million goodwill impairment charge. EBITDA is a non-GAAP financial measure (described in more detail below) referenced to show Descartes' continuing progress in aligning its operating expenses to its visible and recurring revenues.

Descartes generated record-high net income of $0.5 million in Q1FY06, compared to a loss of $(1.0) million in Q4FY05 and a loss of $(28.9) million in Q1FY05. Net income in Q1FY06 included a gain of $0.5 million from the sale of 22% of the Company's long-term investment in Ocado Limited, a UK-based on-line grocer customer of the Company. On a basic and fully-diluted basis, earnings per share in Q1FY06 were a record-high $0.01, improved from a loss of $(0.02) in Q4FY05 and $(0.71) in Q1FY05.
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Descartes' DSOs for Q1FY06 were 52 days, down 6 days from 58 days in Q4FY05 and down 35 days from 87 days in Q1FY05.

Descartes' aggregate cash, cash equivalents and marketable securities at the end of Q1FY06 were $53.1 million, up $4.3 million from the position at the end of Q4FY05. Significant additions to cash in the quarter were $3.4 million from operations and $1.2 million from the sale of 22% of the Company's long-term investment in Ocado. Cash use in the quarter included cash used in restructuring ($0.2 million) and purchases of capital assets ($0.1 million). On May 3, 2005, the Company announced that it intends to satisfy its outstanding $27.0 million in convertible debentures with cash on maturity on June 30, 2005. Deducting the $27.0 principal amount of such debentures, the Company's cash, cash equivalents and marketable securities as at April 30, 2005 were $26.1 million.

"The successes our customers are achieving with our market-leading solutions and the continued hard work of our dedicated employees are reflected in our financial results this quarter," commented Brandon Nussey, Descartes' CFO. "We are a metrics-driven company, and the improvements in profitability, revenues, gross margin, DSOs and cash position in our first quarter of fiscal 2006 are reflective of this."

"With our software-as-a-service business model, we are motivated to help our customers deliver and achieve superior results using our technology solutions," commented Arthur Mesher, Descartes' CEO. "This business model links our success to the value we deliver to our customers. Having completed significant development of our new suite of products, we advanced our business model over the past 12 months by securing the support of many of our customers to share their respective successes with Descartes' customer prospects. We believe that these achievements and the value we deliver to customers provide us with significant revenue opportunities with both new and existing customers."

RECENT NON-FINANCIAL ANNOUNCEMENTS

     |X| In March, the Company announced that the members of its Global User Group Steering Committee included representatives from Eastman Kodak Company; CVS Corporation; The Schwan Food Company; Ferrelgas Partners, L.P; UBCR, as subsidiary of Tomra North America, Inc.; Kintetsu World Express, Inc.; Integrated Logistics, Inc.; Capital Coors; and Ocado Limited;

     |X| The Company announced in March that Exel, the world leader in supply chain management, has successfully deployed Descartes OCEAN CONTRACT MANAGEMENT(TM) solution;

     |X| In March, Descartes launched its new OCEAN RATE MANAGEMENT(TM) product, OCEAN RATEBUILDER(TM);

     |X| Hanjin Shipping Co., Ltd. signed a multi-year contract extension for Descartes' OCEAN CONTRACT MANAGEMENT solution, as announced by the Company in late-March;

     |X| In April, the Company made a one-time payment to acquire a fully-paid up license to the patents of ArrivalStar, Inc. in connection with the confidential settlement of outstanding patent litigation;

     |X| In May, Descartes announced that it had been awarded a Certificate of Finalist Recognition in the Best Business Turnaround and Best Turnaround Executive categories of the 2005 INTERNATIONAL BUSINESS AWARDS(SM);
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     |X|  Also in May, the Company announced that Kuehne + Nagel had chosen
          Descartes as a preferred provider of global air cargo messaging services;

     |X| Chris Jones joined the Company in May as Executive Vice-President, Solutions & Markets. He joins Descartes with over 20 years of experience in the enterprise applications and supply chain markets. In his most recent position, Jones was Senior Vice President in Aberdeen Group's Value Chain Research division; and

     |X| Mark Weisberger joined the Company in May as Executive Vice-President, Field Operations. Weisberger is an enterprise software industry veteran with over 20 years of experience, specializing in field operations. He spent over 12 years in various sales roles at Dun & Bradstreet Software, Inc., before assuming senior sales and general management responsibilities for OnDisplay, Inc., Vignette Corporation and then Softface, Inc.

CONFERENCE CALL
Company management will discuss these results, business prospects, and future expectations in a live conference call and audio Web cast with the financial community at 8 a.m. ET today, May 25, 2005. Interested parties may listen to the audio Web cast via the Descartes Web site at http://www.descartes.com/investors or dial in to the conference call at 800-818-5264 or 913-981-4910. Please log in or dial in, as applicable, approximately 10 minutes prior to the scheduled start time.

Replays of the conference call will be available in two formats immediately following the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing 888-203-1112 or 719-457-0820 and quoting reservation number 1932043. An archived replay of the Web cast will also be available through the Descartes Web site at http://www.descartes.com/investors.

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a leading provider of on-demand technology and services that help distribution- and logistics-sensitive organizations deliver. By enabling companies to efficiently and effectively manage the delivery of goods, Descartes' products and services help reduce costs, save time and enhance customer satisfaction. Descartes delivers trading partner connectivity and document exchange, route planning, wireless dispatch, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. These solutions help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes' products and services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

SAFE HARBOR STATEMENT
This release contains forward-looking statements that relate to financial results (including generating net income and EBITDA) and condition and use of cash, Descartes' current intention to pay back its convertible debentures on maturity using cash, positioning of Descartes to deliver results and enhance its performance, significant opportunities for Descartes to increase its revenue opportunities with both new and existing customers, and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors
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that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the ability to continue to align operating expenses to visible and recurring revenues; any change in Descartes' intention to pay back the outstanding convertible debentures only in cash; the ability to achieve additional cost reductions on a timely basis; the ability to attract and retain key personnel; variances in our revenues from quarter to quarter; departures of key customers; global economic, market and political conditions; and other factors discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.


RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as EBITDA, in making investment decisions about our company. One key non-GAAP financial measure is EBITDA. The term "EBITDA" refers to a financial measure that is defined as earnings before interest (represented as other income (expense) on the Consolidated Statements of Operation), taxes, depreciation and amortization. However, EBITDA is not a measure determined under GAAP and may not be comparable to similarly titled measures reported by other companies. EBITDA should not be construed as a substitute for net income (loss) determined in accordance with GAAP. We have presented EBITDA to provide additional information with respect to Descartes' current operating performance and, in particular, the Company's continuing progress in aligning its operating expenses with its visible and recurring revenues. The table below reconciles EBITDA to net income (loss) reported in our unaudited Consolidated Statements of Operations for Q1FY06, Q4FY05, and Q1FY05, which we believe is the most directly comparable GAAP measure. Please note that EBITDA for each of Q1FY06 and Q4FY05 included a $0.2 million restructuring recovery and EBITDA for Q1FY05 excluded an $18.0 million goodwill impairment charge.

(US DOLLARS IN MILLIONS)                  QUARTER ENDED   QUARTER ENDED   QUARTER ENDED
                                          APR. 30, 2005   JAN. 31, 2005   APR. 30, 2004
                                          -------------   -------------   -------------
Net income (loss), as reported on                   0.5            (1.0)          (28.9)
Consolidated Statements of Operations
Adjustments to reconcile to EBITDA:
   Other expense (income)                          (0.3)            0.3             0.2
   Income tax expense                                --             0.1              --
   Depreciation expense                             0.5             0.7             0.6
   Amortization of intangible assets and            0.8             1.1            19.2
   deferred compensation; impairment of
   goodwill
                                          -------------   -------------   -------------
EBITDA                                              1.5             1.2            (8.9)
                                          =============   =============   =============



CONTACT INFORMATION:
Anca Mihaila
Tel: (519) 746-6114, ext. 2238
pr@descartes.com
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THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(US DOLLARS IN THOUSANDS; US GAAP; APRIL 30 DATA UNAUDITED)
===============================================================================


                                                   ------------    ------------
                                                       APRIL 30,     JANUARY 31,
                                                           2005            2005
                                                   ------------    ------------
ASSETS
------
CURRENT ASSETS
    Cash and cash equivalents                            21,559          17,220
    Marketable securities                                31,543          31,534
    Accounts receivable
       Trade                                              6,571           7,097
       Other                                              1,066           1,008
    Prepaid expenses and other                              979           1,325
                                                   ------------    ------------
                                                         61,718          58,184
CAPITAL ASSETS                                            6,558           6,966
LONG-TERM INVESTMENT                                      2,576           3,300
INTANGIBLE ASSETS                                         3,344           4,122
                                                   ------------    ------------
                                                         74,196          72,572
                                                   ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES
    Accounts payable                                      2,022           1,805
    Accrued liabilities                                   5,148           5,429
    Deferred revenue                                      3,847           2,605
    Convertible debentures                               26,995          26,995
                                                   ------------    ------------
                                                         38,012          36,834
                                                   ------------    ------------

SHAREHOLDERS' EQUITY
    Common shares - unlimited shares authorized;
       Shares issued and outstanding totaled
       40,705,811 at April 30, 2005 and January
       31, 2005                                         364,907         364,907
    Additional paid-in capital                           81,658          81,658
    Unearned deferred compensation                         (159)           (193)
    Accumulated other comprehensive income                   40              93
    Accumulated deficit                                (410,262)       (410,727)
                                                   ------------    ------------
                                                         36,184          35,738
                                                   ------------    ------------
                                                         74,196          72,572
                                                   ============    ============



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THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; US GAAP; UNAUDITED)
===============================================================================


                                                   ----------------------------
                                                             THREE MONTHS ENDED
                                                                       APRIL 30,
                                                           2005            2004
                                                   ------------    ------------
REVENUES                                                 11,306          13,256
COST OF REVENUES                                          4,816           5,465
                                                   ------------    ------------
GROSS MARGIN                                              6,490           7,791
                                                   ------------    ------------
EXPENSES
    Sales and marketing                                   2,123           8,073
    Research and development                              1,644           3,790
    General and administrative                            1,982           4,918
    Amortization of intangible assets                       778           1,126
    Impairment of goodwill                                   --          18,038
    Restructuring costs                                    (221)            554
                                                   ------------    ------------
                                                          6,306          36,499
                                                   ------------    ------------
INCOME (LOSS) FROM OPERATIONS                               184         (28,708)
                                                   ------------    ------------
OTHER INCOME (EXPENSE)
    Interest expense                                       (413)           (435)
    Investment income                                       226             246
    Gain on sale of long-term investment                    475              --
                                                   ------------    ------------
                                                            288            (189)
                                                   ------------    ------------
INCOME (LOSS) BEFORE INCOME TAXES                           472         (28,897)
INCOME TAX EXPENSE (RECOVERY) - CURRENT                      (7)             46
                                                   ------------    ------------
NET INCOME (LOSS)                                           465         (28,943)
                                                   ============    ============
EARNINGS (LOSS) PER SHARE
    Basic and diluted                                      0.01           (0.71)
                                                   ============    ============
WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)
    Basic                                                40,706          40,706
    Diluted                                              41,463          40,706
                                                   ============    ============


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THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)
===============================================================================


                                                   ----------------------------
                                                             THREE MONTHS ENDED
                                                                       APRIL 30,
                                                           2005            2004
                                                   ------------    ------------
OPERATING ACTIVITIES
Net income (loss)                                           465         (28,943)
Adjustments to reconcile net income (loss) to cash
provided by (used in) operating activities:
    Depreciation                                            516             610
    Amortization of intangible assets                       778           1,126
    Impairment of goodwill                                   --          18,038
    Amortization of convertible debenture costs              64              64
    Amortization of deferred compensation                    34              35
    Gain on sale of long-term investment                   (475)             --
    Changes in operating assets and liabilities:
       Accounts receivable
          Trade                                             526             153
          Other                                             (58)          1,105
       Prepaid expenses and deferred charges                282             215
       Accounts payable                                     217          (1,668)
       Accrued liabilities                                 (334)          1,424
       Deferred revenue                                   1,242             276
                                                   ------------    ------------
Cash provided by (used in) operating activities           3,257          (7,565)
                                                   ------------    ------------
INVESTING ACTIVITIES
    Maturities of marketable securities                   4,988           3,119
    Sale of marketable securities                            --           5,123
    Purchase of marketable securities                    (4,997)             --
    Additions to capital assets                            (108)           (871)
    Sale of long-term investment                          1,199              --
                                                   ------------    ------------
Cash provided by investing activities                     1,082           7,371
                                                   ------------    ------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          4,339            (194)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD         17,220          13,187
                                                   ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD               21,559          12,993
                                                   ============    ============